Filed by Seagate Technology

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Maxtor Corporation

Commission File No.: 001-16447

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between Seagate and Maxtor and the future financial performance of Seagate. These forward-looking statements are based on information available to Seagate and Maxtor as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond Seagate’s or Maxtor’s control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for disc drives; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current disc drive products; and the adverse impact of competitive product announcements and possible excess industry supply with respect to particular disc drive products. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in Seagate’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2005, its Quarterly Report on Form 10-Q as filed with the SEC on February 3, 2006, and the Registration Statement on Form S-4 as filed with the SEC on March 14, 2006 and as amended on April 13, 2006, and Maxtor’s Annual Report on Form 10-K as filed with the SEC on February 22, 2006 and its proxy statement filed with the SEC on April 14, 2006. These forward-looking statements should not be relied upon as representing Seagate’s or Maxtor’s views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

This communication is being made in respect of the proposed transaction involving Seagate and Maxtor. In connection with the proposed transaction, Seagate has filed with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Seagate and Maxtor plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement / Prospectus will be mailed to stockholders of Seagate and Maxtor. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders can obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Seagate and Maxtor through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders can obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC from Seagate by directing a request to Seagate Technology, 920 Disc Drive, P.O. Box 66360, Scotts Valley, California 95067, Attention: Investor Relations (telephone: 831-439-5337) or going to Seagate’s corporate website at

www.Seagate.com, or from Maxtor by directing a request to Maxtor Corporation, 500 McCarthy Boulevard, Milpitas, California 95035, Attention: VP of Investor Relations (telephone: 408-894-5000) or going to Maxtor’s corporate website at www.Maxtor.com.

Seagate and Maxtor, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Seagate’s directors and executive officers is contained in Seagate’s Annual Report on Form 10-K for the fiscal year ended July 1, 2005, its proxy statement dated October 7, 2005, and its Current Report on Form 8-K dated December 22, 2005, which were filed with the SEC. Information regarding Maxtor’s directors and executive officers is contained in Maxtor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, its proxy statement dated April 14, 2006, as well as Seagate’s Registration Statement on Form S-4 dated March 14, 2006 and amended on April 13, 2006, which were filed with the SEC. Additional information regarding the interests of such potential participants is included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC.

Filed below is a transcript of Seagate’s fiscal third quarter 2006 financial results conference call held on April 18, 2006.

FINAL TRANSCRIPT

Conference Call Transcript

STX - Q3 2006 Seagate Technology Earnings Conference Call

Event Date/Time: Apr. 18. 2006 / 5:30PM ET

CORPORATE PARTICIPANTS

Brian Dexheimer

Seagate Technology - EVP - Worldwide Sales and Marketing

David Wickersham

Seagate Technology - EVP & COO

Charles Pope

Seagate Technology - EVP & CFO

Bill Watkins

Seagate Technology - President & CEO

CONFERENCE CALL PARTICIPANTS

Rob Semple

Credit Suisse - Analyst

Mark Moskowitz

JP Morgan - Analyst

Harry Blount

Lehman Brothers - Analyst

Steven Fox

Merrill Lynch - Analyst

Laura Conigliaro

Goldman Sachs - Analyst

Rebecca Runkle

Morgan Stanley - Analyst

Kevin Hunt

Thomas Weisel Partners - Analyst

Rich Kugele

Needham & Co - Analyst

Sherri Scribner

Deutsche Bank - Analyst

PRESENTATION

Operator

Welcome to Seagate Technology’s fiscal third quarter 2006 financial results conference call.

[OPERATOR INSTRUCTIONS]

Portions of the subject matter discussed in the call to follow, relating to the proposed transaction between Seagate Technology and Maxtor Corporation is addressed in a joint proxy statement/prospectus filed with the SEC. We urge you to read it because it contains important information.

Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction is set forth in the proxy statement/prospectus filed with the SEC.

This conference call contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended and Section 21E of the Securities Exchange Act of 1934 as amended.

These forward-looking statements include but are not limited to, statements related to future financial performance, price and product competition, customer demand for our products, and general market conditions, and the status and potential impact of the pending acquisition of Maxtor Corp.

These forward-looking statements are based on information available to Seagate as of the date of this call and current expectations. Forecasts and assumptions involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements.

Such risks and uncertainties include a variety of factors, some of which are beyond the Company’s control. In particular, such risk and uncertainties include the impact of the variable demand and the aggressive pricing environment for disc drives, dependence on the Company’s ability to successfully manufacture and increase volume, on a cost-effective basis and with acceptable quality, as current newest disc drive products, the adverse impact of competitive product announcements and possible excess industry supply with respect to particular disc drive products, the impact of the announced agreement for the Company to acquire Maxtor Corporation on current customer demand during the period prior to the closing of the transaction, the impact of the actual closing of the acquisition of Maxtor, if and when it occurs, on the Company’s financial results including without limitation expected charges associated with restructuring, purchase accounting, and other related transaction costs. The possibility that Seagate’s pending acquisition of Maxtor will not be completed on a timely basis or at all, and the possibility that the combination of Seagate and Maxtor will not provide the anticipated benefits to the combined company.

Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in the Company’s annual report on Form 10K as filed with the U.S. Securities and Exchange Commission on August 1, 2005 and in the Company’s quarterly report on Form 10-Q as filed with the U.S. Securities and Exchange Commission on February 3, 2006, and in the Company’s registration statement on Form S-4 as filed with the U.S. Securities and Exchange Commission on March 14, 2006, and as amended on April 13, 2006.

These forward-looking statements should not be relied upon as representing the Company’s views as of any subsequent dates and Seagate undertakes no obligation to update forward-looking statements to reflect the events or circumstances after the date they are made.

I would now like to turn the conference over to our host, Mr. Bill Watkins, President and CEO. Please go ahead, sir.

Bill Watkins - Seagate Technology - President & CEO

Thanks. Welcome and thank you for joining us.

On the phone with me today are Charles Pope, Executive Vice President and Chief Financial Officer, Dave Wickersham, Executive Vice President and Chief Operating Officer, and Brian Dexheimer, Executive Vice President, Worldwide Sales and Marketing.

I’m pleased to report another solid quarter for Seagate in which we achieved our financial targets and excelled operationally by shipping 29.4 million disc drives, the highest quarterly shipments in the history of the industry. March quarters are typically characterized as having seasonal patterns that can impact overall shipments, pricing, and at times, financial results.

A year ago, Seagate reported the strongest March quarter in history bucking those historical patterns. This year was a normal March quarter in terms of seasonality and traditional desktop markets, but what is different is that Seagate increased year-over-year revenue by 16% and grew net income by 20%.

This consistency in year-over-year financial growth, I believe, demonstrates a fundamental change that is occurring in the disc drive industry. The change, as we have stated many times, is being driven by the growth of digital content both personal and commercial. For the last 20 years, businesses have been moving towards a digital world.

Going forward for the next 20 years it is all about digitizing our lifestyles and creating an on-demand world. Movies, music, games, and photos are just some examples of the content at the fingertips of consumers who are driving what has become an on-demand world.

Consumers are creating, downloading, and sharing massive amounts of digital content. This not only drives the need for storage in their personal devices, such as MP3 players and DVRs, but also in traditional environments like the enterprise and PC markets.

Huge amounts of digital content are being delivered by a growing number of providers to millions of users around the world every day. And consumers are downloading this content at a phenomenal rate to their PCs and laptops, on to back up storage products and into their portable devices.

Seagate products are at the center of this global phenomenon because digital content of this magnitude cannot exist without reliable mass storage. This behavior in effect is changing our business and our industry. One of the best examples that our business has and will continue to benefit from this shift is the diversification of devices utilizing our drives.

More and more of Seagate’s shipments are going into markets not associated with PC microprocessor shipments. In fact, in the March quarter, 30% of our revenue was from shipments into these markets, nearly double the amount from just 2 years ago and triple the amount from 3 years ago.

So while traditional client server markets continue to be vitally important to our business, the benefits of the on-demand world are being delivered across all storage markets. In the March quarter, Seagate shipped 4.5 million more drives than the same quarter a year ago.

We’re seeing more opportunities and more markets that need wider range of products than ever before. That’s why we believe the scale and leverage we are to achieve from the acquisition of Maxtor will allow us to continue to serve our customers and all markets and lead the world’s growing demand for storage.

Now I would like to turn the call over to Brian to provide further details on our performance during the quarter.

Brian?

Brian Dexheimer - Seagate Technology - EVP - Worldwide Sales and Marketing

Thanks, Bill.

In the March quarter, Seagate achieved another new record in terms of total shipments for a single quarter of 29.4 million units while the industry as a whole delivered its second consecutive quarter of over 100 million units shipped. Year-on-year unit and revenue growth for the industry continued at 19% and 16% respectively.

Seagate experienced year-over-year growth in all markets as the Company’s shipments increased 18% and revenues 16%. Of particular note, were our significant sequential gains in the consumer electronics and notebook markets. These gains compounded with our leadership position in the desktop and enterprise markets allowed us to achieve solid year-over-year improvements in our performance.

In the consumer electronics market, Seagate likely gained substantial share during the quarter shipping 4.7 million units, up 12% year-on-year and 33% sequentially. With product transitions in gaming well under way, high capacity DVR installations increasing and new markets such as video surveillance unfolding, we expect to see further growth in this space throughout the remainder of the calendar year.

As we mentioned in the press release, year-over-year shipments into DVR applications grew over 100% to 2.5 million units and gaming units climbed 39%. A leadership position we have built in gaming over the past 5 years has enabled significant growth in this space as storage has become a more featured part of the platform offering.

Lastly, demand in 1inch applications for consumer electronics remained steady as we shipped just over 700,000 units in the handheld media players, GPS systems, branded portable storage, and other applications. On the new-product front for consumer electronics, we added two new drives to our portfolio.

First, we introduced the industry’s only 12 gigabyte, 1 inch drive, a 50% increase in capacity over any other 1 inch drives. Designed on a 23% smaller footprint than our prior generation and built to handle demanding mobile environments, this is also the first 1 inch drive to utilize perpendicular recording.

We delivered evaluation units to mobile phone and other handheld entertainment device makers during the quarter and expect to see products using the drive in the back half of the calendar year. We also introduced SV35, a 3.5 inch drive built for the video surveillance market.

This relatively untapped and established application is expected to grow as a key source of new revenue for disc drive demand and security systems using digital video game traction. As demand continues to increase across all CE applications, we expect sequential growth in market, (inaudible) and shipments for Seagate.

Our position in the mobile compute market also grew dramatically during the quarter. We shipped a record 3.8 million units into this space, representing an increase of 112% year-on-year and 30% sequentially. We grew share in this space for the 7th consecutive quarter, and in the overall 2.5 inch ATA market, we believe we exited the quarter as the number two supplier in the world after less than 3 years of participation.

Also of note in this space, our industry leading 160 gigabyte notebook drive was qualified by two notebook manufacturers in the quarter and began shipping in volume. We expect further qualifications during the quarter and a continued ramp in production. Overall, notebook demand for the quarter is likely to continue to be strong yet seasonal and slightly less than the March quarter.

Seagate had another solid quarter in the enterprise market where we shipped 3.5 million units, extending our share leadership in this space. We believe the industry as a whole shipped approximately 6.7 million drives during the quarter, representing the 7th straight quarter of over 6 million units shipped.

Earlier today, we introduced the industry’s first enterprise product utilizing perpendicular recording, the Cheetah 15K.5. At 15,000 rpms and in capacities up to an industry leading 300 gigabytes, this product strengthens the leading enterprise product portfolio in the industry.

We expect this product to accelerate the transition of mainstream server and SAND storage applications to 15K as a standard offering. We also expect overall enterprise demand in the June quarter to be seasonal and therefore slightly lower than that of the March quarter.

Finally, we continue to lead the desktop computer market with shipments totaling 17.5 million units, an increase of 12% year-on-year. Moving forward, we are confident that our industry leading aerial density and cost position will continue to deliver growth opportunities in this market.

We expect overall desktop demand to be seasonal in the June quarter and therefore slightly lower than that of the March quarter. In global distribution channels overall, the industry experienced a balance of supply and demand for desktop products, and pricing for the quarter was in the range of expected levels. Seagate also exited the quarter with under 5 weeks of channel inventory for desktop products.

Lastly, our branded solutions revenue grew 100% year-on-year and is currently at a $300 million annual run rate. Coupling our own organic growth with Maxtor’s leadership position in this space, we believe this business will become a significant contributor to company revenue and continue to be a strategic growth area going forward.

Now I’d like to turn the call over to Dave to provide an update on our operations and the acquisition.

David Wickersham - Seagate Technology - EVP & COO

Thanks, Brian.

I’d like to start by providing a bit more color regarding substrate and media supply in the June quarter from a Seagate perspective. We expect the industry’s capacity to be at high utilization throughout the quarter with modest capacity constraints and limited flexibility.

Seagate’s internal and external supply of substrates and finished media is sufficient to meet our requirements, but with limited flexibility. In particular, we believe glass and aluminum substrate supply will continue to be tight during the June quarter. We believe the industry continues to add required substrate and finished media capacity in line with increases in customer demand.

As evidenced by our product announcement this morning, Seagate is ready to integrate perpendicular recording across its entire product portfolio. Today’s announcement of the Cheetah 15K.5 enterprise drive is the third perpendicular recording base product announced by Seagate.

To date, Seagate has announced perpendicular based products for the enterprise, notebook, and handheld markets. Both the Cheetah 15K.5 and the Momentus 5400.3 notebook product will begin shipping for revenue during the June quarter while the 12 gigabyte 1 inch drive is targeted for revenue shipments later this year.

Due to the advantages of Seagate’s vertical integration model and product platforms strategy, we believe Seagate is leading the transition to perpendicular recording. In fact, before the end of the current quarter, we will be the only manufacturer with a perpendicular based product for all 4 major markets.

Finally, some brief comments regarding the pending acquisition of Maxtor and the integration planning effort to date. Both Maxtor and Seagate have integration management offices in place developing integration work plans and key deliverables.

While we remain independent competitors until the close of the transaction, cross functional teams are engaged as appropriate planning for a May closing, which, of course, is dependent on regulatory and shareholder approvals. Our top priority is retention of revenue and to that end a primary objective is to meet all customer requirements and provide required flexibility throughout this transition.

In addition, we are focused on the retention of key employees and as noted last quarter, we have retention plans in place. I am delighted with the focus and the professionalism the Maxtor team has displayed throughout this process. We expect to provide more details of our plan at our Analyst Day in New York the first week of June.

Now, I would like to turn the call over to Charles to provide further details on our financial performance.

Charles Pope - Seagate Technology – EVP & CFO

Thank you, Dave.

You’ll find the Company’s press release 8-K and additional financial information related to Seagate’s financial performance, along with a reconciliation of GAAP to non-GAAP financial results in the Investor Relations section of Seagate’s website at seagate.com.

As stated in the press release, Seagate reported revenue of $2.29 billion, net income of $274 million, and diluted earnings per share of $0.53 for the quarter ended March 30, 2006. These GAAP financial results include costs related to our employee stock purchase plan and stock options. These costs totaled $21 million with $7 million in cost of sales and $14 million below the line in operating expenses.

Additionally, the March quarter’s financial results include a $7 million gain in other income which relates to an equity investment gain. This gain is one time in nature as the company we had invested in has been acquired.

The fully diluted outstanding share count increased this quarter by 14 million shares to 521 million. This is primarily due to the considerably higher average share price that occurred during the March quarter. This higher share count impacted earnings per share by approximately $0.01.

As expected, gross margin as a percent of revenue contracted from the December quarter level. This is reflective of the normal price declines experienced during the quarter, significantly higher levels of shipments into gaming platforms, which are typically low capacity drives, and the contracting secondary market for enterprise class drives, which limits our ability to offset costs associated with our service and repair activity.

Seagate’s operating expenses defined as research and development and selling, general and administrative expenses in the March quarter were $303 million, which includes $14 million for non-cash stock based compensation. $7 million in R&D, and $7 million in SG&A. Cash flow generated from operations was once again very strong at $527 million in the March quarter. The Company’s cash balance is approximately $2.04 billion, up $289 million from the December quarter.

Because of the announced Maxtor acquisition, the Company did not buy back any shares during the quarter. The full $400 million for stock repurchases, as previously approved by Seagate’s Board of Directors is still available.

Inventory turns for the March quarter were 12.6, down from 13.5 in the prior quarter. The total inventory balance at the end of the March quarter was $549 million, up $44 million from the prior quarter. Raw material and width makeup almost all of the increase and represent a rise in internal components. However, note that Seagate matched its finished production to reflect the demand from its customer base.

For the first 9 months of fiscal 2006, capital investment was $606 million. With March, quarter capital investment being $253 million. We continue to expect capital investment for fiscal year 2006 to be approximately $1 billion.

This level of investment reflects strong broad based demand for Seagate’s products along with the need to restore some flexibility in our factories and also to position the Company to serve our customers during the seasonally strong quarters beginning in September.

As stated in the press release, the Company’s outlook for the June quarter, excluding any financial results from Maxtor, is for revenue of $2.1 billion to $2.25 billion and diluted earnings per share of $0.46 to $0.49. This guidance excludes expenses related to non-cash stock based compensation of approximately $23 million or $0.04 per share, which equates to $0.42 to $0.45 per share on a GAAP basis.

Gross margin is expected again to contract modestly as compared to the March quarter as normal price declines in all markets are expected to be partially offset by the continued improvement in product mix. Operating expenses for the June quarter are expected to be flat at approximately $290 million, excluding non-cash stock based compensation costs. Diluted shares outstanding, using the quarters beginning stock price of $26.33 would be 530 million shares.

Consistent with the guidance given in January, the fiscal year 2006 outlook for earnings per share, which includes 9 months of reported results plus our outlook for the June quarter is $2.21 to $2.24, excluding expenses associated with non-cash stock based compensation. Non-cash stock based compensation is expected to be approximately $80 million or $0.16 per share, equating to GAAP earnings per share of $2.05 to $2.08.

Now, I would like to provide a brief update regarding the Maxtor acquisition. Since the last financial results conference call, some important milestones have been achieved. The HSR review period expired on February 14th. The proxy was declared effective by the U.S. Securities and Exchange Commission on April 14th, and we have scheduled a shareholder vote for May 17th.

Looking forward, the European Union’s first stage review is in process and is scheduled to expire on April 27th, at which time the European Union can end the review and approve the transaction, extend the first stage review for an additional 10 business days, or enter into a second stage review.

Seagate and Maxtor are preparing to close the transaction during the month of May, contingent on regulatory and shareholder approvals. If regulatory and shareholder approvals are not obtained to accomplish a May closing, the companies have agreed to delay closing the proposed transaction until after June 30, which is Seagate’s fiscal year end. This will ensure Seagate can complete an orderly fiscal year end audit.

If the proposed acquisition of Maxtor does close during the June quarter, financial results for the period of time from closing to the end of the quarter will be included in the financial results reported by Seagate. Additionally, the quarter would likely have charges associated with restructuring, purchase accounting, and other transaction related costs. If this does occur, it is our intention to address the financial results of the Seagate stand-alone operations during our July financial results conference call.

Today, many of you will want to ask questions regarding the combined companies perspective financial performance. I probably won’t be unable to answer many of those questions today, however, during the first week of June, Seagate will be hosting an analyst event in New York, at which time we plan to discuss in more detail the go-forward operating model for the combined company, the timing and magnitude of the impact of restructuring and purchase accounting, the product transition plans, and the operating expense savings profile.

That concludes my remarks I will now turn the call back over to Bill.

Bill Watkins - Seagate Technology - President & CEO

Thank you, Charles.

Before we move on to questions, on behalf of the entire management team, I would like to thank all of our employees around the world for their hard work and dedication toward achieving our targets this quarter. Many of our employees are having to help with the Maxtor acquisition, while staying focused on meeting our customers’ needs and are doing an outstanding job, and for that we are extremely appreciative.

As we move into questions, I want to note that since I am at an off-site location, I will have Charles moderate the Q and A session.

QUESTION AND ANSWER

Operator

[OPERATOR INSTRUCTIONS]

Your first question comes from Rob Semple with Credit Suisse.

Rob Semple - Credit Suisse - Analyst

Thanks, guys.

Just a little on the guidance, revenue at the midpoint is down 5.5% sequentially. That’s more than you’ve declined since really becoming a public company.

Is there anything playing in here? Do you see a pronounced mix shift downwards or I guess kind of a little bit more quantitative outlook on where you see industry shipments on a sequential basis?

Brian Dexheimer - Seagate Technology - EVP - Worldwide Sales and Marketing

Hi Rob this is Brian. Let me handle that.

I kind of ticked through it and just let me just go back through it one more time. We think industry sequentially on the client side will be down so that covers both desktop and notebook. Enterprise will also be slightly down, and the CE space we expect sequentially to be up. If you add all those together, we do expect the overall shipments of the industry to be slightly down.

From a Seagate guidance standpoint I’ll hand that back to Charles, but I think one thing to remember at this time last year we had influx of significant new products entering new markets we hadn’t yet participated in and actually saw a rather unusual, which we noted at the time, sequential increase in revenue that we didn’t expect to repeat in this June quarter.

Charles Pope - Seagate Technology – EVP & CFO

And Rob, the other thing we need to recognize is that we have quarter-on-quarter price erosion of, call it 5% to 8% and we’re planning on the lower half of that range for the June quarter. In needing to offset a significant amount of —of price decline with the mix up and everything, and except in the back half of the year where you end up being seasonally much stronger and consequently, often times even break through the lower part of the price erosion, you tend to see something in the 3% to 5% revenue decline. We don’t think it’s abnormal.

Rob Semple - Credit Suisse - Analyst

Okay and then I guess one follow on CapEx, you’re going to do a billion this fiscal year. At least from maybe a directional perspective how should we look at that for fiscal ‘07?

Charles Pope - Seagate Technology - EVP & CFO

Let me try to address that and then Dave might have some individual questions because it’s going to be a little hard to see through things, given the Maxtor acquisition, which will require some additional capital in order to fully transition products from Maxtor products over in to Seagate products and get the full cost benefits that we’re expecting. If that were not occurring, on a stand-alone basis, we would believe that the capital investments would decline somewhat in fiscal 2007 from were they are in 2006 and we anticipate ongoing capital investments in a stable environment being something in the 8% to 9% of revenue range. Dave, do you have any additional?

David Wickersham - Seagate Technology - EVP & COO

Rob, the only thing I would add is dependent on the Maxtor timing and successful close, we have identified that over the next two to three-year period as much as $580 million incremental. So we see some of that building up in the ‘07 timeframe above the approximate 1 million or 1 billion rate that we already indicated for this year.

So slightly down stand-alone, but with the Maxtor acquisition and hopefully the successful acquisition and move to our product platform and technology, we would add significant capacity next year.

Rob Semple - Credit Suisse - Analyst

Okay, thanks.

David Wickersham - Seagate Technology - EVP & COO

You bet.

Operator

Your next question comes from Mark Moskowitz with J.P. Morgan.

Mark Moskowitz - JP Morgan - Analyst

Thank you, a few questions if I may. I want to get back to the CapEx for a second as far as what you expect for the next couple of quarters in terms of the—at least the next quarter as far as the billion total for fiscal ‘06. How much of that is related to either the expansion of your media and/or your head capacity?

David Wickersham - Seagate Technology - EVP & COO

Mark, this is Dave, let me take that. Approximately half of our remaining expenditures are specifically wafer capacity expansions and media expansions. The balance is between what we’ll call assembly from slider all the way through drive assembly and test. So roughly 50/50 wafer and media, 50% slider through drive.

Mark Moskowitz - JP Morgan - Analyst

Okay, and does that factor into the model as far as the second half of ‘06 in terms of the post of Seagate/Maxtor closure?

David Wickersham - Seagate Technology - EVP & COO

Is pretty close Mark going forward. The 50/50 ratio, we will continue to invest more capacity for wafers given our desire to move to the Seagate platform as I just mentioned, and the continued growth in media with a combination of our external suppliers and internal will probably go a little bit beyond our normal 50% internal component capacity.

Mark Moskowitz - JP Morgan - Analyst

Okay and while we’re on the subject of media, Dave, maybe you can touch on the comments of earlier a little more regarding the tightness in terms of glass and aluminum. Did that provide a gating factor to you in the March quarter? Were you’re unable to make certain disk drives because of tightness?

David Wickersham - Seagate Technology - EVP & COO

No, Mark, from a Seagate perspective in March, while it was tight, it didn’t prevent us from satisfying any particular customer requirements.

We have a lot of flexibility as you know given our assembly and test model and then from a substrate and finished media capacity, it did not gate us in the March quarter. As far as being tight, what we look at is both industry and Seagate and when we say utilization in the ‘90s or in mid-90s, when you consider the changeover from multiple form factors, different customers, or our external partners, it’s very difficult to do that without any loss of utilization as you know.

So when we look into this quarter, we see that particularly the area of substrates utilization in the mid to low-90s, it’s going to be very difficult to hit of the requirements without some kind of loss of utilization. So that’s why I describe it as tight. It can be done, but it will be tight and with very limited flexibility

Charles Pope - Seagate Technology - EVP & CFO

Mark, to go back and accentuate a point we made in the prepared comments, the increase in inventory we had was primarily Seagate components, heads and media, and the reason we allowed those components to grow was because of the tightness of the industry, if you pass the opportunity to build from head to media, you don’t really have an opportunity to recover that if that is needed.

And so we chose to go ahead and utilize essentially full capacity on heads and media during the quarter and allowed those inventories to grow a little bit. That would give us some drive flexibility if that was needed.

Mark Moskowitz - JP Morgan - Analyst

So maybe touching a low bit further then, so when you talk about tightness for the June quarter, it may still be tight but is it improving? And the reason I ask is that if we look at your outlook, it seems that units across the industry will be down while the industry from a media perspective seems to be trying to ramp capacity at this point.

David Wickersham - Seagate Technology - EVP & COO

Mark, Dave again.

So from a June quarter, that’s why I highlighted substrates in particular. I do think from a finished media capacity perspective, the June quarter will provide a little more flexibility than what we’ve seen over the last quarters and really for the last year or more.

But as Charles indicated, now we’re looking forward into the September quarter, of course that will be much different. And we quickly see both substrates and finished media becoming very, very tight again. I’ll give you a little bit of insight into the September quarter as well.

Mark Moskowitz - JP Morgan - Analyst

Okay, and then lastly before I leave the floor, I just want to get a sense, Charles, if you could touch more on the gross margins. Is there any sort of impact from maybe a lower-than-expected yield levels, excuse me, yield levels with respect to both your PMR for notebooks as well as for the 160 for the desktop class?

Charles Pope - Seagate Technology - EVP & CFO

No, we actually were very pleased with our yields across all the products. The lower gross margins really came down to two primary and then there’s always a little impact on pricing because particularly during the first half of the year its hard to offset the—the price declines with cost reductions during the same quarter.

And so, with the exception of that, price decline with offset mix, the two things that really impacted the margins and took them down, a little bit, were the increased units we had in the gaming side of the house, and then as I mentioned, the customer service inventories, historically as we have taken inventories back and repaired them, we found secondary markets for those.

We were finding that the enterprise market has become more pronounced with the OEM very little distribution and its limiting the secondary market for those. So we took a charge of about $18 million during the March quarter to reflect the usability of those customer service inventories.

Mark Moskowitz - JP Morgan - Analyst

Okay. Thank you.

Operator

Your next question comes from Harry Blount with Lehman Brothers.

Harry Blount - Lehman Brothers - Analyst

Thank you, Dave, a question for you.

Can you give us maybe a little bit better sense on—given that if we’re to assume day one of the closure of the Maxtor acquisition, can you give us a sense of how quickly you can ramp up Seagate specific capacity to take on the added volume and perhaps what some of the gating factors are, given that it looks like from some of the capital equipment suppliers some fairly large orders have already been placed? I just try to get a sense of where you’re at in staging and getting ready to ramp.

David Wickersham - Seagate Technology - EVP & COO

So, Harry, I’ll probably answer this in a number of questions related to the Maxtor acquisition, many of these questions it’s going to be tough answer and it’s a little premature to provide any specific guidance similar to what Charles’ described in the financial.

But having said that, one of the gating factors that we see in the industry in particular, given Seagate’s desire to move to the Seagate platforms in an efficient way, again, with customer and revenue retention being the priority, so that will really dictate the pace at which we do that. The longest pole in the tent, so to speak, is wafer capacity, so we are continuing to add wafer capacity, that will a gating factor as we continue to ramp our normal independent and inherent growth or organic growth along with the acquisition volume. So that’s probably the longest pole in the tent.

And then as I indicated, along with Seagate and others, we’re going to continue to look at making sure there’s an adequate supply of substrates as well as finished media capacity. I think everything else is pretty modular, pretty short lead time, when you think about assembly and test we’re very good at that. We’re very familiar with our platform from a manufacturing and test standpoint.

So we have flexibility lined up with our capital equipment suppliers and partners so that we can as we determine the final end game in terms of product transition over to Seagate, that we can move fairly rapidly.

But what we have said to our suppliers, to our customers, again, is that they should as Maxtor continues to act independently and Seagate acts independently, each of us need to make our own decisions between now and the end of the year, but from our perspective, we really believe that we’re not going to be in a position to handle all of the customer requirements on a Seagate platform through the end of this calendar year is the minimum that they should expect that they would need to rely on Maxtor products.

So again, they would utilize the Maxtor platform to the end of this calendar year. And beyond that it will be dependent on what we need to do for our customers. You know we don’t have all the answers to those questions yet, but once I stated were positioned to provide flexibility depending on which way our customers want to go and when.

Harry Blount - Lehman Brothers - Analyst

And then second question relates—and either to Brian or to Charles. Just coming back to the June quarter, given what we’ve seen in the marketplace and Maxtor coming up a little bit short on their numbers and some of the share shifts that are going on, why shouldn’t we expect to see Seagate gain share and grow faster than the market overall aside from just the product market share?

Brian Dexheimer - Seagate Technology - EVP - Worldwide Sales and Marketing

Harry, this is Brian. I think that’s a good question.

What I can tell you so far is that, and you can see it reflected in our March numbers, we have not seen any of the early revenue shifting to the extent that there’s been some accrued to us. So until we can get in front of customers in a joint fashion and understand a little bit better what their intentions are and clearly were getting our own sense of that independently right now, but not having full view of the Maxtor current results, and trajectory of that revenue, it’s a little bit of a tough question for us to answer.

What I can tell you is that certainly in our planning, in terms of build strategy and flexibility, we are planning the ability to absorb some portion of that revenue in the June quarter. We’re not reflecting it in an outlook because of the uncertainty around it, but we have the capability to move into it to the extent that it’s available. Time will tell, you understand our goals and we’ve been pretty explicit about what they are and we think that the original goals that we stated around the revenue attrition and retention are still the ones that we believe we can achieve.

Harry Blount - Lehman Brothers - Analyst

And then last question to Charles on the margin side of the equation, given the continued ramp and perpendicular in your leadership position there and also setting aside that $18 million charge you took in the March quarter, what are some of the offsets that are preventing, perhaps seeing some additional margin upside in the June quarter?

Charles Pope - Seagate Technology - EVP & CFO

Well, again I think the biggest issue, Harry, is just the seasonal pattern in the March and June quarters. And I’ve used this analogy in the past, in the March and June quarters this industry tends to have the wind its face and in the September and December quarter the wind at its back.

And as a result of that, March and June pricing tends to be—price erosion tends to be higher or more aggressive than it is in the September and December. And then also we have the—where you are in the cycle of product releases and all. As Brian and David have mentioned in their comments, the 15K.5 is really just coming—being introduced this quarter, the 12 gigabyte 1 inch, the ramp of the 160 gigabyte notebook drive is just barely starting in June.

Dave mentioned that we would have perpendicular based products in all of the 4 major segments that we service by the end of June. And so you’re really seeing a refresh of products in the back half of the year, which I think tends to give us opportunity for margin life in the back half of the calendar year during this June quarter we’re tending to live off of the products that we have right now. It’s hard to reduce those costs much more.

Harry Blount - Lehman Brothers - Analyst

Thank you.

Operator

Your next question comes from Steven Fox with Merrill Lynch.

Steven Fox - Merrill Lynch - Analyst

Hi, good afternoon.

Just one more question on the gross margin. Is there a way to either quantify or qualify the 130, 140 basis point decline quarter-on-quarter in terms of how much was due to pricing versus volume versus mix and some of the other things you mentioned?

Charles Pope - Seagate Technology - EVP & CFO

As I mentioned, there was the $18 million that was customer service which is 70 some odd basis points of the 140 basis points. I think if you split the remaining part of the 140 basis point kind of in half, you’d have half of it attributable to the increase in gaming products that we shipped and half being reflective of pricing that wasn’t completely offset by a mix up in product.

Steven Fox - Merrill Lynch - Analyst

Great, and then just on 70 basis points related to the enterprise, how—does that mean that you have taken down margin assumptions going forward or could there be another reduction as you get further into how the customer is reacting in the secondary market?

Charles Pope - Seagate Technology - EVP & CFO

Certainly in the guidance that we’ve given you for the June quarter, we have reflected the environment that we think that exists. We need to set and evaluate what the very strong OEM presence on the enterprise means.

If you go back a few years, about 20% of the enterprise sales went through the distribution channel. That’s down to 10% now, and seems to be consolidating even more. And so, it’s something we’ll need to evaluate and as we get clarity on that, we’ll let you know.

Steven Fox - Merrill Lynch - Analyst

Thank very much.

Operator

Your next question comes from Laura Conigliaro with Goldman Sachs.

Laura Conigliaro - Goldman Sachs - Analyst

Hi, can we get back to the pricing thing just for a moment? And that is, there was a slight change in pricing, at least as you’re expecting it in the March quarter. You had been thinking that maybe you’d see pricing hold at the more favorable end of the normal decline range, and it turned out to be, I guess, more normal.

And I know that maybe that’s just the subtlety, but was that more related to competitive pricing or to some kind of a demand change? And another question.

Charles Pope - Seagate Technology - EVP & CFO

Brian?

Brian Dexheimer - Seagate Technology - EVP - Worldwide Sales and Marketing

Yeah Laura, this is Brian.

I hesitate to talk about what’s normal and what isn’t. So maybe this will be helpful. I can tell you from a blended basis, the price erosion we saw in our Q2 and Q3 was effectively identical.

By segment, it was actually a little less erosion in the enterprise space and a little less around the CE space and we saw a little bit steeper quarter-on-quarter was in the client space in both notebook and personal storage.

I’d say coming into the quarter, that’s exactly what we expected to see. So while we were hopeful, and we always are, that price erosion will be a little bit less than we planned, it ended up pretty much where we planned.

Laura Conigliaro - Goldman Sachs - Analyst

Okay, and then just one more thing, and that is can you give us any observations about your reaction to the pretty steep Maxtor share dropoff, which I think to some extent surprised a lot of people?

Brian Dexheimer - Seagate Technology - EVP - Worldwide Sales and Marketing

Hi Laura, this is Brian, I’ll take that one again.

I don’t know that we were surprised at all. I think the places that customers have pretty low switching costs, and broad supply base to begin with, are those places that are going to de-risk themselves from any kind of disruption in the supply chain they perceive. Certainly with an acquisition pending the perceive that as some disruption.

I think those places are generally towards the lower end of product spectrum, and less of the high value add portions of the product line. Where you see higher value add products, you see typically see more design loyalty and a tighter supply base.

So, frankly around the kinds of products that are our most interesting to us long term, we actually think that what we expected to be there at the time of close of the acquisition will likely very much be there in full. And those places with less potential going forward and therefore those places that can switch more easily no matter what the circumstances are, are the ones that may have started to move more quickly.

So it wasn’t altogether that surprising, and those places also where they have the broad supply base, it wasn’t surprising that those shifts didn’t immediately accrue to us. We think there is opportunity for share retention and revenue retention in more valuable spaces to us as we go forward.

Laura Conigliaro - Goldman Sachs - Analyst

Thank you.

Operator

Your next question comes from Rebecca Runkle with Morgan Stanley.

Rebecca Runkle - Morgan Stanley - Analyst

Good afternoon, thanks. Two quick questions. First, given your comments on inventory build in the quarter and your expectation for capacity constraints by the time you get to the September quarter, would it be fair to anticipate incremental inventory build again in the June quarter and then have a separate question?

Charles Pope - Seagate Technology - EVP & CFO

Let’s have Dave answer that.

David Wickersham - Seagate Technology - EVP & COO

Rebecca, Dave. No, you should not expect to see incremental in June, but of course as we position September, our inventory turns will improve both June and September. And so the inventory excess that Charles described probably is already shipped by now, frankly. Hopefully that answers your question.

Rebecca Runkle - Morgan Stanley - Analyst

That’s perfect, and then secondly just thinking about gross margin dynamics, I just wanted to get some clarification, on the June quarter. I would assume the gaming ramp continues to put pressure on the second quarter, but could you just confirm that and then talk about the other major factors that we should be contemplating?

Charles Pope - Seagate Technology - EVP & CFO

Okay. Rebecca, you’re correct that we would expect to ship more gaming units in the June quarter than we did in the March quarter. And again with those being below the Company average, that would tend to again be a little bit of a downward dynamic.

They’re profitable products. We enjoy the products and everything else, just happen to carry a little lower average gross margin than the Company average. And then, the only other dynamic that we sat and look at is again the—the pricing environment during a typical March and June quarter.

And if you sit and look at this industry were you can often times take costs down 2% to 3% a quarter, during those quarters when you have erosions above the 3%, you have some compression on—on margins, and on those quarters where because of the demands, supply and demand profile, it ends up being 3% or less, you are able to maintain or expand your margins a little bit. And so that’s the number one driver in margins in the June quarter.

Rebecca Runkle - Morgan Stanley - Analyst

How should we think about the perpendicular ramp near-term affecting gross margins?

Charles Pope - Seagate Technology - EVP & CFO

Well, the primary areas where perpendicular is going in—as we’ve indicated is the 160 gigabyte, 2 1/2 inch product, which is a high capacity and thus a higher margin. So even though—and let me digress a second. The yields in the perpendicular are above our planned yields.

They’re performing very well, and the transfer yields are above the yields we had on the last couple of generations of longitudinal. And so were actually very happy with the yields. They will come down a cost curve, scrap will come down, and yields will go up. But they’re already very good, very mature.

They’re also going in to products were there tend to be higher margins like the 160 gigabyte, 2 1/2 inch, the enterprise 15K.5 and other higher capacity products are where we’ve chosen to put them in first so that we would not expect them to have a drain on margins, for the total company.

David Wickersham - Seagate Technology - EVP & COO

Charles let me add here. Rebecca, the way we think about perpendicular to our gross margin is that if we need to do that to enable and continue our 24%, 26%, we believe that allows us the cost structure in an environment where we compete with people who lose money to maintain that gross margin. And for us to get above that means better execution or probably better behavior by people who are going to lose money.

Rebecca Runkle - Morgan Stanley - Analyst

Great, thanks a lot.

Operator

Our next question comes from Kevin Hunt with Thomas Weisel Partners.

Kevin Hunt - Thomas Weisel Partners - Analyst

Hi, thanks, a couple of questions. I just wanted to clarify and make sure the guidance you guys were giving for June does not include anything for Maxtor and then presumably then you would update if the deal did close early at this Analyst Day in June? Also what is the date for that June Analyst Day, and then what tax rate guys expecting for Q4 as well as for ‘07?

Charles Pope - Seagate Technology - EVP & CFO

I will confirm that the guidance we gave includes no financial results associated with the Maxtor acquisition. To the extent that it closes in May, we will give you some guidance in the first week of June at our Analyst Day relative to what the profile is.

But we will quite honestly be using all of the time from the time of close until we’re able to close our books to finalize the restructuring, finalize the purchase accounting impact and other things so that probably not going to be able to give you concrete impact during the Analyst Day.

I think we’ll be able to give you some good visibility, but not down to an income statement projecting out to the end of the quarter. Then there was the last piece—the tax rate for the fourth quarter. I would expect it to be under 5%

Kevin Hunt - Thomas Weisel Partners - Analyst

Okay. More like 2% or is it 1% or 2% like it’s been?

Charles Pope - Seagate Technology - EVP & CFO

In the 2% to 3% range.

Kevin Hunt - Thomas Weisel Partners - Analyst

Is there any reason that should change in ‘07?

Charles Pope - Seagate Technology - EVP & CFO

With Maxtor closing I’m going to need to get back to you on what to expect the tax rate to be for ‘07.

Kevin Hunt - Thomas Weisel Partners - Analyst

Okay. And is there a date for that Analyst thing?

Charles Pope - Seagate Technology - EVP & CFO

It’s in the first week of June. I don’t remember the date of the top of my head.

Kevin Hunt - Thomas Weisel Partners - Analyst

Okay, thanks.

Operator

Your next question comes from Rich Kugele with Needham and Co.

Rich Kugele - Needham & Co - Analyst

Thank you. First, in terms of the desktop, can you give us a sense of how much the 160 gig represented of your shipments and when your expectations are for when that will be the bulk if not all of your desk top line?

Brian Dexheimer - Seagate Technology - EVP - Worldwide Sales and Marketing

Yeah, Rich this is Brian, it was—let’s put it around 30% of our shipments in the desktop space and native capacities of 80 and 160. And I think really as we exit this quarter it’s going to be the most meaningful product in our desktop lineup.

Rich Kugele - Needham & Co - Analyst

And in terms of the market, do you expect the adoption of enterprise SAS on small form factor is to pick up later this year?

Brian Dexheimer - Seagate Technology - EVP - Worldwide Sales and Marketing

Yeah, absolutely. I’ve said in a couple of conference calls before that introduction of technology, both small form factor and SAS combined is combined with some processor generations that are just being released from Intel—or announced to be released from Intel in the next 90 days. So our expectations for the back half of the year around SAS and small form factor are high. And I think it’s the demand that we expect to see there will be considerable in terms of the shift within the enterprise space.

Rich Kugele - Needham & Co - Analyst

Of that gets just lastly, in terms of Vista being delayed, can you give us a sense on how you reacted to that and what impact do think that could be to both yourselves and the drive industry as a whole?

Brian Dexheimer - Seagate Technology - EVP - Worldwide Sales and Marketing

Sure, I’ll take that one again, actually, a little sigh of relief, to tell you the truth. As we’ve seen in each of the last two years the September and December quarters are of high demand. There’s no reason to believe that this year will be any different.

In fact there’s some reasons to believe that we should be very optimistic about the demand profile on the back half of this calendar year. So the fact that Vista slippage might pull, some small portion of the overall client space into the March quarter actually may be welcome from an industry perspective and what have been in those periods of time the last couple of years highly allocated segments of the business.

Particularly if you think that the Vista impact would accrue disproportionately to the notebook and mature markets where, since it’s pointed at the consumer, and consumers in mature markets have been buying mostly notebooks as clients, that’s the Space that’s been the most constrained and had the highest growth rate as you’ve seen in our results and in the industry results over the last several quarters. So I think the fact that it’s slipping actually may be a little bit of a blessing to us.

Rich Kugele - Needham & Co - Analyst

So it could smooth things out for you?

Brian Dexheimer - Seagate Technology - EVP - Worldwide Sales and Marketing

Net net.

Rich Kugele - Needham & Co - Analyst

Yes, that’s helpful, thank you.

Bill Watkins - Seagate Technology - President & CEO

We have time for one more question.

Operator

Your final question comes from Sherri Scribner with Deutsche Bank.

Sherri Scribner - Deutsche Bank - Analyst

Hi, thank you. I just wanted to delve a little bit into the notebook market. You had mentioned that you thought you had market share of 2% this quarter, and if I added up the consumer electronics and the notebook business, I come up to about 20% share. Does that seem reasonable?

Charles Pope - Seagate Technology - EVP & CFO

Sherri, I think you’re in the ballpark and maybe my words didn’t come across clearly. What we said, we’re number two, and we believe we’re number two in the space at that 20% mark as opposed to having 2% share.

Sherri Scribner - Deutsche Bank - Analyst

Okay, and then on the desktop market in terms of market share, it seems to me if I’m looking at it then maybe you lost about a point of share overall in the 3.5 inch market do you think you were flat or how do you think your share was in that?

Charles Pope - Seagate Technology - EVP & CFO

We’re in the range. We have been in the 30% to 32% range for the last 8 quarters so we’re in that range someplace. Until everyone else announces their results it’s somewhat impossible to tell, but we’re really confident were in the range we’ve been in for several quarters.

Sherri Scribner - Deutsche Bank - Analyst

Okay, great, thank you.

Charles Pope - Seagate Technology - EVP & CFO

Bill? Bill, do you want to wrap up?

Bill Watkins - Seagate Technology - President & CEO

Yes, thanks Charles, I was on mute. Thank you all for joining the call today and we look forward to speaking to you next quarter. Thank you.

Operator

Ladies and gentlemen, this concludes today’s Seagate Technology fiscal third quarter 2006 financial results conference call. You may now disconnect.